FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on March 23, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	News release issued on March 29, 2007, by the registrant, announcing the closing of Panasonic Electronic Devices do Brasil Ltda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: April 6, 2007

March 23, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, March 23, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between February 27, 2007 and March 23, 2007

3.	Aggregate number of shares repurchased: 12,698,000 shares

4.	Aggregate repurchase amount: 29,999,445,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on February 1, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 25 million shares

•	Aggregate repurchase amount: Up to 50 billion yen

2)	Cumulative total of shares repurchased since the February 1, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 21,092,000 shares

•	Aggregate repurchase amount: 49,997,930,000 yen

3)	Cumulative total of shares repurchased since April 28, 2006 through today:

•	Aggregate number of shares repurchased: 62,088,000 shares

•	Aggregate repurchase amount: 149,989,800,000 yen

(Reference 2)

The number of shares issued and treasury stock as of December 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,171,855,027 shares

•	Treasury stock: 281,198,470 shares

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March 29, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita to Close Panasonic Electronic Devices do Brasil Ltda.

Osaka, Japan, March 29, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced plans to discontinue operations at Panasonic Electronic Devices do Brasil Ltda. - PEDBR and its subsidiary Panasonic Componentes Electronicos da Amazonia Ltda. - PACOB-AM at the end of April 2007, and to begin closing/liquidation procedures. PEDBR is a manufacturing site in Brasil of Panasonic Electronic Devices Co., Ltd. (PED), as well as consolidated subsidiaries of MEI.

PEDBR and PACOB-AM, which manufacture several types of components, have faced severe price declines due to intensified competition. This closing is a part of PED’s global restructuring initiatives.

[Reference]

PEDBR Company Overview

1.	Basic Information (as of February 28, 2007)

Company name	Panasonic Electronic Devices do Brasil Ltda.

Representative	Makoto Tone, Managing Director

Location of head office	Sao Jose, Brasil

Date of incorporation	April, 1974

Principal business	Manufacture and sales of transformers and car speakers

Share capital	BRL 42,230,000 (USD 23,648,000)

Number of employees	190

Total number of outstanding shares	42,230,000 shares

Stockholders’ equity	USD 10,928,000

Total assets	USD 14,615,000

Financial closing date	March 31

Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. 100%

Principal customers	Domestic automotive manufacturers, etc. in Brasil

Financial Institution	Sumitomo Mitsui Banking Corporation (Sao Paulo branch)

2. Financial Results (for the most recent three fiscal years)

(thousands of US dollars, except per share amounts, which are in US dollars)

Fiscal year ended:	March 2004	March 2005	March 2006
Net sales	17,927	23,194	21,660
Income (loss) before income taxes	(2,887)	(1,194)	(1,837)
Net income (loss)	(2,887)	(1,194)	(1,837)
Net income (loss) per share	(0.299)	(0.124)	(0.190)
Cash dividends per share	—	—	—
Stockholders’ equity per share	0.207	0.050	(0.154)

This matter will have no material effect on Matsushita’s consolidated or parent-alone financial position or performance.

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